

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Gary Sekulski
Chief Executive Officer
Selway Capital Acquisition Corporation
66 Ford Road, Suite 230
Denville, NJ 07834

> **Re: Selway Capital Acquisition Corporation**
> **Form 8-K**
> **Filed April 16, 2013, as amended**
> **File No. 000-54527**

Dear Mr. Sekulski:

We have reviewed amendment no. 3 to your Form 8-K filed on June 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Existing Programs, page 9

1. We have reviewed your response to prior comment 2 and 3. Since the revenues under your agreement with the regional health benefits provider for a privately labeled PBM product account for a material amount of your revenues in 2012, this third party appears to be material to your business and should be named in an amended Form 8-K. Please revise your disclosure to identify the regional health benefits provider and disclose that this product does not vary in terms from your other products.

2. We have reviewed your response to prior comment 3. Given, among other things, the significant percentage of revenues that are derived under this agreement and the fact that the termination of the agreement would severely limit your growth, it appears that you are substantially dependent on this agreement. If you believe that, based on first quarter revenues or other factors not previously provided, that you are no longer substantially dependent on this agreement, please supplementally provide us with your detailed analysis, including the amount of revenues that are derived under this agreement in your first quarter

compared to your total revenues for your first quarter. Alternatively, please disclose the material terms of any agreement you have with this regional health benefits provider for your private label PBM product, including the parties' rights and obligations, payment or profit sharing provisions, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>New Client Acquisition and Launch of Partnership with Healthcare Management Companies, page 32</u>

3. Please refer to your revised disclosure in response to comment 4. When you discuss revenue for new customers please highlight the fact that these amounts are estimated or approximate annual revenue.

<u>Adjusted EBITDA, page 37</u>

4. You disclose that HCCA's Adjusted EBITDA in 2011 is ($1,877,171) and for 2012 it is $1,808,345. Based on the reconciliation from net income to Adjusted EBITDA it appears that HCCA' s Adjusted EBITDA should be ($1,808,345). Please revise.

5. We acknowledge your response to comment 5. We believe that the DataRx litigation expenses do not meet the "one-time, non-recurring" criteria because the Company incurred these expenses for the past two years presented. Please revise the table for Adjusted EBITDA to remove "one-time charges" as it relates to the Data Rx charges.

<u>Exhibit 99.2</u>
<u>Unaudited Condensed Combined Pro Forma Financial Information</u>

6. We note you have filed Exhibit 99.3 to the Form 8-K to include HCCA's financial statements for the three months ended March 31, 2013 and 2012 and also updated MD&A to discuss the interim results of operations. Please update the pro forma financial information to comply with Rule 8-05(b)(1) of Regulation S-X.

<u>Notes to Unaudited Pro Forma Condensed Balance Sheet</u>

7. You revisions in response to comment 13 do not fully address our comment therefore we reissue it. Please revise your notes to the unaudited pro forma condensed financial statements such that the disclosures are sufficiently detailed to understand your basis for each adjustment and how each adjustment was computed. For example:

    - It is not clear in Note 1 how the amount of additional paid in capital is computed in the reverse recapitalization.
    - You disclose the discounted present value of non-interest bearing Management Sellers' notes in Note 6 and non-interest bearing promissory seller notes in Note 1. Please disclose your basis for recording the amounts at discounted present value

under ASC 805, disclose the methodology, and quantify all of the assumptions used in your calculation of fair value.

- Where you disclose the value of an instrument, please describe how the value was determined, and show the methodology and assumptions used in determining the valuation. For example, disclosures state that HCCA valued the warrants held by bridge loan holders at Note 5 but there is no disclosure for the assumptions used or option pricing model used in the valuation. The same is true for the warrants referenced at Note 8.

We may have further comments after reviewing your revised disclosures in the pro forma financial statements and related notes.

Pro Forma Condensed Combined Income Statement

8. It appears that the condensed income statement for HCCA does not agree with the restated amounts included in Exhibit 99.1. Please revise the financial statements in the pro forma financial information to agree with the amounts reported in Exhibits 99.1 and 99.3 and label any applicable periods as restated.

9. We acknowledge your response to comment 15. Please explain to us why the compensation expense of $11,025,000 related to the 1.5 million restricted shares will have a continuing impact. If the total amount is considered compensation expense at closing and it will be included in income within 12 months following the transaction it appears to be a non-recurring charge directly related to the transaction. The total amount should not be included in the pro forma income statement but disclosed in a note to the pro forma financial information and that the amount is not included. Also revise your disclosure to include your basis for determining that the earnout payment shares do not have value consistent with your response.

You may contact Christine Allen at (202) 551- 3652 or Donald Abbott at (202) 551- 3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Giovanni Caruso, Esq.
       Loeb & Loeb LLP
       345 Park Avenue
       New York, NY 10154